SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                   FORM 6-K

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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 12, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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       (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                  Form 20-F  X                Form 40-F
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes                          No          X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)


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FOR IMMEDIATE RELEASE


    Existing Owners Elect to Purchase BG Stake in North Caspian Sea Project

(Hong Kong, May 12, 2003) - BG International Limited (BG), a wholly owned subsidiary of BG Group, has informed CNOOC Limited (the "Company", SEHK: 883,
NYSE: CEO) of a decision by certain of the existing owners of the North Caspian Sea Project in Kazakhstan (the "Project") to exercise their pre-emption rights and acquire the 1/12th (8.33%) interest in the Project which BG had agreed to sell to the Company. In accordance with the terms of the Sale and Purchase Agreement, the Company will terminate its agreement with BG with respect to the Company's acquisition of this interest.

"The decision is consistent with owners' rights, driven by the consideration of self-interests and not that unexpected even though we would have liked a different one. But the event itself has no adverse impact on the strategy and operating fundamentals of CNOOC Limited," said Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited.

"We continue to stick to our strategy and to look out opportunistically for quality assets that add value to our shareholders," commented Dr. Mark Qiu, CFO of the Company.

The Company and BG entered into an agreement dated 7 March 2003 for the Company to acquire the interest from BG. The completion of the agreement was subject to the satisfaction of a number of conditions including the waiver of certain pre-emption rights.


Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 346,639 BOE per day in 2002.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 2,000 employees. The Company has become the largest offshore oil producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and


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expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1648
E-mail: xiaozw@cnooc.com.cn,
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Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
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         carol.chan@knprhk.com
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         maggie.chan@knprhk.com
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                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.


                                 CNOOC Limited


                                 By:   /s/ Cao Yunshi
                                     --------------------------
                                       Name:  Cao Yunshi
                                       Title: Company Secretary


Dated: May 12, 2003